September 9, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Re:	KT Corporation Annual Report on Form 20-F

Dear Mr. Spirgel:

Reference is made to your letter, dated August 27, 2010, regarding the filing of the annual report of KT Corporation (the “Company”) on Form 20-F for the fiscal year ended December 31, 2009 (the “Annual Report”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. We would like to thank you for your review of the Annual Report.

We set forth in this letter our response to the comment in your letter. For your convenience, we have included the text of the staff’s comment in bold followed by our response. Page references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Form 20-F for the Year Ended December 31, 2009

Item 5 – Operating and Financial Review and Prospects

1.	We refer to your discussion of operating results and note that you present an analysis of revenue by the type of service provided. In future filings, please revise your discussion of operating results to also include discussion and analysis of your operating results by reportable segment as presented on page F-88 in Note 35 of your financial statements. For example, you should discuss the reasons for the significant variations in gross margin for each segment for the periods presented. For further guidance, please refer to Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 2

We have respectfully noted your comments and propose to expand our discussion of operating results in our future filings of annual reports on Form 20-F to also include a discussion and analysis of our operating results by reportable segment as presented in our financial statements.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the Company’s response above adequately addresses the Staff’s comments. Please direct any further questions or comments to the Company’s Financial Office at +82-31-727-0150 (fax: +82-31-727-0159) or its outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Jay Hoon Choi at (852) 2532-3776 (fax: 852-2160-1076).

Sincerely,

/s/ Thomas Bum Joon Kim
Thomas Bum Joon Kim
Chief Financial Officer

cc:	Terry French
Accountant Branch Chief
Division of Corporation Finance

Christine Adams
Senior Staff Accountant
Division of Corporation Finance

Jinduk Han
Partner
Cleary Gottlieb Steen & Hamilton LLP